Exhibit 99.1

Gravis Oil Corporation Announces Suspension of Operations in Missouri

CALGARY, Oct. 5, 2011 /CNW/ - The Board of Directors of Gravis Oil Corporation., (the "Company" or "Gravis"), (OTCBB:GRAVF) have elected to suspend operations at Marmaton River and Grassy Creek. The decision to reduce field operations was based on various cost factors, the Company's financial position and current market conditions. Gravis continues to actively investigate ways to increase shareholder value, including either joint venture partners, or farm-outs to develop the heavy oil Missouri properties.

About Gravis Oil Corporation

Gravis is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on American heavy oil with emphasis on the Deerfield area of western Missouri. In the Deerfield area, the Company has an operated 90% working interest in over 15,400 acres of undeveloped land prospective for heavy oil development and has identified a number of additional potential steam injection projects on this land base. In total, including the Deerfield Missouri acreage, the Company has an average of 70% working interest in 73,241 acres of undeveloped land prospective for heavy oil development and exploration in Missouri, Kansas, Kentucky, and Montana.  For more information, please visit www.gravisoil.com.

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, and expectations of future production performance and cash flow requirements.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements.   Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, including the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

For further information:

Jeffrey Freedman, CFO Toll Free: 1-877-984-6342	Suite 902, #105, 150 Crowfoot Crescent NW Calgary, Alberta T3G 3T2

Email: investor.relations@gravisoil.com Website: www.gravisoil.com

CO: Gravis Oil Corporation

CNW 09:01e 05-OCT-11